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                            August 3, 2020

       Michael Jackowski
       Chief Executive Officer
       Duck Creek Technologies, Inc.
       22 Boston Wharf Road, Floor 10
       Boston, MA 02210

                                                        Re: Duck Creek
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-240050

       Dear Mr. Jackowski:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 60

   1. Please revise here and on page 62 to disclose whether there are currently any amounts outstanding under your
revolving credit facility.
       Unaudited Pro Forma Consolidated Financial Information, page 65

   2. We note from your disclosure on pages 14 and 62 that you intend to use the net proceeds from your offering to
redeem LP Units held by certain of the Existing Holders and LP
                                                        Units owned by
Accenture that are not contributed to the Company in the Reorganization
                                                        Transactions. Please
revise throughout the filing to give effect to the number of shares whose proceeds would be
necessary for these redemptions, or explain why you do not
                                                        believe it is not
necessary.
 Michael Jackowski
Duck Creek Technologies, Inc.
August 3, 2020
Page 2
Certain Relationships and Related Party Transactions, page 134

3. Please file the restrictive covenants agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Jackowski
                                                              Division of
Corporation Finance
Comapany NameDuck Creek Technologies, Inc.
                                                              Office of
Technology
August 3, 2020 Page 2
cc:       Michael J. Zeidel, Esq.
FirstName LastName